                                             GUANGSHEN RAILWAY COMPANY LIMITED 1

Exhibit 99.1

The Board of Directors of Guangshen Railway Company Limited (the "Company") hereby presents the unaudited operating results of the Company and its subsidiaries for the six months ended 30th June, 2006.


REVIEW OF OPERATIONS

In the first half of 2006, as a result of rapid growth in the regional economy of Guangdong and Hong Kong, the gradual implementation of the Mainland and Hong Kong Closer Economic Partnership Arrangement ("CEPA") and the progressive expansion of the "Relaxed Individual Travel" program to Hong Kong and Macau, as well as the steady improvement in the networks of Shenzhen Subway and Guangzhou Subway, the Company's passenger and freight transportation services continued to benefit from great market demand in its service territory. To capture the market opportunities, the Company improved its transportation organization and transportation capacity and thus ensured a continued development of its core transportation business.

In the first half of 2006, the Company's profit from operations was Renminbi ("RMB") 438.8 million, representing an increase of approximately 13.6% from RMB386.2 million in the same period last year. Consolidated profit attributable to equity holders of the Company was RMB361.9 million, representing an increase of 11.3% from RMB325.1 million in the same period of 2005.


MANAGEMENT'S DISCUSSION AND ANALYSIS


TOTAL REVENUES FROM OPERATIONS

In the first half of 2006, the Company's total revenues from operations were RMB1,739.8 million, representing an increase of approximately 10.7% from RMB1,572.1 million in the same period last year. Revenues from passenger transportation were RMB1,435.9 million and revenues from freight transportation were RMB236.8 million, representing approximately 82.5% and 13.6% of the Company's total revenues from operations, respectively, and approximately 85.8% and 14.2% of the total revenues generated from the Company's railroad business, respectively. Revenues from other businesses were RMB67.0 million, representing approximately 3.9% of the Company's total revenues from operations.


PASSENGER TRANSPORTATION BUSINESS

Passenger transportation business is the most important business of the Company. As at 30th June, 2006, the Company operated 123 pairs of passenger trains in accordance with its daily train schedule, representing an increase of one pair from the number in operation at the end of 2005. There were 67 pairs of high-speed passenger trains between Guangzhou and Shenzhen; two pairs of regular-speed passenger trains between Guangzhou and Shenzhen; 41 pairs of long-distance passenger trains, an increase of one pair from the number in operation at the end of 2005; and 13 pairs of Hong Kong through-trains.

In the first half of 2006, the Company's total number of passengers was 27.080 million, representing an increase of approximately 6.9% from 25.331 million in the first half of 2005. The total number of passengers traveling on the Guangzhou-Shenzhen trains was 11.181 million in the first half of 2006, representing an increase of approximately 6.8% from 10.465 million in the same period last year. The total number of passengers traveling on the Hong Kong through-trains was 1.519 million, representing an increase of approximately 2.6% from 1.480 million in the same period of 2005; and the total number of passengers traveling on long-distance passenger trains was 14.380 million, representing an increase of approximately 7.4% when compared to 13.386 million in the same period last year.

                                             GUANGSHEN RAILWAY COMPANY LIMITED 2

Revenues from passenger transportation business in the first half of 2006 were RMB1,435.9 million, representing an increase of approximately 18.8% from RMB1,208.3 million in the same period last year. Revenues from Guangzhou-Shenzhen trains were RMB668.0 million, representing an increase of approximately 10.8% from RMB603.1 million in the same period last year. Revenues from Hong Kong through-trains were RMB218.4 million, representing a decrease of approximately 1.6% from RMB221.9 million in the same period last year; and revenues from long-distance trains were RMB549.5 million, representing an increase of approximately 43.3% from RMB383.4 million in the same period last year.

Increases in revenues from passenger transportation and the number of passengers were mainly attributable to the following reasons: (1) the continuing increase in the number of business persons and tourists traveling between the Mainland and Hong Kong following the accelerated implementation of CEPA and the progressive expansion of the "Relaxed Individual Travel" program to Hong Kong and Macau; (2) the connection of passenger flows connection between long-distance trains in the Guangzhou area and Guangzhou-Shenzhen trains and the provision of "One-stop Through All" service further boosted the Company's passenger flows; (3) the operation of long-distance trains between Shenzhen and Shaoguan and between Shenzhen and Shanghai has also brought about an increase in revenues from passenger transportation when compared to the same period last year; and (4) the steady improvement of Shenzhen Subway and Guangzhou Subway, which has boosted the Company's passenger flows. However, the revenue from Hong Kong through-trains decreased in spite of the increased passenger volume primarily due to the marketing efforts of the Company such as providing discount for passengers going to Disneyland and for group passengers.


The following table sets forth the revenues from passenger transportation and the number of passengers from 1st January, 2006 to 30th June, 2006 as compared to the same period of 2005:


                                                                              INCREASE/
                                                     SIX MONTHS ENDED     (DECREASE) AS
                                                         30TH JUNE,         COMPARED TO
                                                       2006        2005            2005
---------------------------------------------------------------------------------------
Revenues from passenger
  transportation (RMB thousands)                  1,435,946   1,208,347            18.8%
                                                  ---------   ---------            ----

  Guangzhou-Shenzhen trains                         668,024     603,093            10.8%
  Hong Kong through-trains                          218,419     221,901            (1.6%)
  Long-distance trains                              549,503     383,353            43.3%
                                                  ---------   ---------            ----

Total number of passengers (thousand persons)        27,080      25,331             6.9%
                                                  ---------   ---------            ----

  Guangzhou-Shenzhen trains                          11,181      10,465             6.8%
  Hong Kong through-trains                            1,519       1,480             2.6%
  Long-distance trains                               14,380      13,386             7.4%
                                                  ---------   ---------            ----

Revenue per passenger (RMB)                           53.03       47.70            11.2%
                                                  ---------   ---------            ----

  Guangzhou-Shenzhen trains                           59.75       57.63             3.7%
  Hong Kong through-trains                           143.79      149.93            (4.1%)
  Long-distance trains                                38.21       28.64            33.4%
                                                  ---------   ---------            ----

Total passenger-kilometers (millions)               2,464.2     2,260.7             9.0%
                                                  ---------   ---------            ----

Revenue per passenger-kilometer (RMB)                  0.58        0.53             9.4%
                                                  ---------   ---------            ----


                                             GUANGSHEN RAILWAY COMPANY LIMITED 3

FREIGHT TRANSPORTATION BUSINESS

Freight transportation is an important business segment of the Company. In the first half of 2006, total freight tonnage transported by the Company was 14.072 million tonnes, representing a decrease of approximately 7.5% from 15.210 million tonnes in the same period of 2005. Outbound freight tonnage was 3.688 million tonnes, representing a decrease of approximately 14.3% from 4.302 million tonnes in the same period last year; and inbound freight tonnage was
10.384 million tonnes, representing a decrease of approximately 4.8% from 10.908 million tonnes in the same period last year.

Revenues generated from the Company's freight transportation in the first half of 2006 were RMB236.8 million, representing a decrease of approximately 12.1% from RM269.4 million in the first half of 2005. Outbound freight revenues were RMB46.8 million, representing a decrease of approximately 7.4% from RMB50.6 million in the same period of 2005. Inbound and pass-through freight revenues were RMB142.8 million, representing a decrease of approximately 18.3% from RMB174.8 million in the same period last year; and revenues from storage, loading and unloading and other miscellaneous items were RMB47.2 million, representing an increase of approximately 7.3% from RMB44.0 million in the same period last year.

The Company's total freight tonnage and total freight transportation revenues decreased when compared to the same period last year. This was mainly due to:
(1) a decrease in the transportation of coal, ore, building materials and grain, etc that account for a relatively large proportion of the Company's total freight tonnage, as a result of the general rises in raw materials prices and the adjustment of industrial structure in the areas along the Guangshen Railway;
(2) the construction of the fourth line between Guangzhou and Shenzhen, which has adversely affected the freight transportation business to a certain extent; and (3) the enhanced competitiveness of other means of transportation, which has affected railway freight transportation to a certain extent.

The following table sets forth the revenues generated from freight transportation and the volume of freight transportation from 1st January, 2006 to 30th June, 2006 as compared to the same period in 2005:


                                                                              INCREASE/
                                                      SIX MONTHS ENDED    (DECREASE) AS
                                                          30TH JUNE,        COMPARED TO
                                                       2006       2005             2005
---------------------------------------------------------------------------------------

Revenues from freight transportation

  (RMB thousands)                                   236,768    269,365            (12.1%)
                                                    -------    -------            -----


  Revenues from outbound freight                     46,826     50,577             (7.4%)
    Revenues from inbound and
      pass-through freight                          142,753    174,824            (18.3%)
    Revenues from storage, loading and
      unloading and others
      miscellaneous items                            47,189     43,964              7.3%
                                                     ------     ------              ---

Total tonnage (thousand tonnes)                      14,072     15,210             (7.5%)
                                                     ------     ------             ----

  Outbound freight tonnage                            3,688      4,302            (14.3%)

  Inbound and pass-through freight tonnage           10,384     10,908             (4.8%)
                                                     ------     ------             ----

Revenue per tonne (RMB)                               16.83      17.71             (5.0%)
                                                      -----      -----             ----

Total tonne-kilometers (millions)                   1,023.6    1,074.8             (4.8%)
                                                    -------    -------             ----

Revenue per tonne-kilometer (RMB)                      0.23       0.25             (8.0%)
                                                       ----       ----             ----


                                             GUANGSHEN RAILWAY COMPANY LIMITED 4



OTHER BUSINESSES


In the first half of 2006, revenues from other businesses of the Company decreased by approximately 29% to RMB67.0 million from RMB94.4 million in the same period of 2005.

OPERATING EXPENSES OF THE RAILROAD BUSINESSES

Operating expenses of the Company's railroad business in the first half of 2006 were RMB1,249.7 million, representing an increase of approximately 12.8% from RMB1,107.7 million in the first half of 2005. The increase in railway operating expenses was primarily attributable to: (1) the increase in employees' salaries and benefits, which are directly related to the Company's operating results and staff workload; (2) an increase in expenses such as equipment leases and services, the consumption of materials and supplies expenses as a result of the operation of additional pairs of long-distance passenger trains in the first half of 2006 as well as rise in fuel and electricity prices; and (3) the increase in depreciation charges compared to the same period last year due to the increase of fixed assets.

LIQUIDITY AND FINANCIAL SOURCES

During the first half of 2006, the main source of the Company's capital was its operation revenues. Such capital was used primarily for capital and operational expenditures and payment of taxes and dividends.


As at 30th June, 2006, the Company's liabilities-to-assets ratio was 18.3%.

As at 30th June, 2006, the Company had unutilized banking facilities of more than RMB8,000,000,000 granted from certain banks. The Company believes that it has sufficient working capital and available banking facilities to support its operations and developments.

PROSPECTS

With the accelerated cooperation of regional economies in the "Pan Pearl River Delta" and the gradual implementation of the CEPA between Mainland China, Hong Kong and Macau, the Company believes that it will face favorable opportunities for its operations and developments. The Company expects that its transportation businesses will maintain the growth trend in the second half of 2006.

The Company will continue to proceed with the proposed A share issue and the acquisition of the railway transportation assets between Guangzhou and Pingshi. To expand the operating scale and to strengthen its leading position in the railway industry in the Pearl River Delta, the Company proposed to issue not more than 2.75 billion A shares and use the proceeds to acquire the assets in relation to the railway transportation business between Guangzhou and Pingshi of Guangzhou Railway (Group) Company. The acquisition will improve the Company's competitiveness and overall performance, optimize the allocation of transportation resources, enhance the reputation of the Company in the capital market and facilitate the forward-leaping development of the Company.

The Company will continue with the construction of the fourth line between Guangzhou and Shenzhen. Upon completion of the construction, the Guangshen railway will become the first four-line railway in China that allows high-speed passenger trains and regular speed passenger and freight trains to run on separate lines, substantially improving the transportation capacity of high-speed passenger trains, domestic long-distance trains and freight trains.

                                             GUANGSHEN RAILWAY COMPANY LIMITED 5

The Company will push forward the introduction of advanced electric trains of international standards. The Company purchased 20 sets of Electric Multiple Units trains (EMUs), each with a speed of 200 km/h. These 20 sets of EMUs will be used in the operation of the Guangzhou-Shenzhen high-speed passenger trains and Hong Kong through-trains in 2007. The introduction of EMUs will strengthen the Company's brand name of "safety, speed, comfort and quality" in transport services, thereby increasing the Company's competitiveness and improve our operating efficiency.

In relation to its passenger transportation business, the Company will continue with its implementation and improvement of the "As-frequent-as-buses" project for Guangzhou-Shenzhen high-speed passenger trains and the related computerized ticketing system. The Company will also continue to improve passenger boarding facilities, enhance passenger service functions and create a more comfortable passenger service environment. In addition, the Company will accelerate the introduction of advanced train sets to further enhance the service quality of the "As-frequent-as-buses" project.

In relation to its freight transportation business, the Company will accelerate the growth of its freight transportation business by continuously strengthening its marketing efforts and organization of freight sources and improving the deployment of freight trains.


FINAL DIVIDEND OF 2005

A resolution approving the distribution of a dividend of RMB0.12 (inclusive of tax) per share to the shareholders of the Company was passed at the annual general meeting of the Company for the year 2005 held on 11th May, 2006. The final dividend was distributed to the Company's shareholders on or before 11th June, 2006.


INTERIM DIVIDEND


The Board of Directors has decided not to declare any interim dividend for the six months ended 30th June, 2006.

CHANGES TO DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

On 13th January, 2006, resolutions were passed at the seventh meeting of the fourth session of the Board of the Company to appoint Mr. Zhuang Mingcan as Deputy General Manager and Mr. Luo Jiancheng as General Manager Assistant.

On 26th April, 2006, resolutions were passed at the tenth meeting of the fourth session of the Board of the Company to terminate the engagement of Mr. Li Kelie as General Manager, the engagement of Mr. Li Qingyun as Deputy General Manager, the engagement of Mr. Zhuang Mingcan as Deputy General Manager and the engagement of Mr. Sun Tao as Chief Engineer; and to appoint Mr. Yang Yiping as General Manager.

                                             GUANGSHEN RAILWAY COMPANY LIMITED 6

On 27th June, 2006, resolutions were passed at the third extraordinary shareholders meeting of the Company in 2006 to terminate the engagement of Mr. Li Kelie and Mr. Hu Lingling as directors for the fourth session of the Board of the Company and to appoint Mr. Yang Yiping and Mr. Cao Jianguo as directors for the fourth session of the Board; to terminate the engagement of Mr. Tang Dinghong and Mr. Chen Yongbao as Supervisors for the fourth session of the Supervisory Committee and to appoint Mr. Chen Ruixing and Mrs. Li Jin as Supervisors for the fourth session of the Supervisory Committee of the Company.

EMPLOYEES, EMPLOYEE PAYMENT POLICY AND TRAINING PLANS

As at 30th June, 2006, the Company had a total of 9,276 employees, representing an increase of 394 persons from that of 31st December, 2005. The increase was mainly due to the additional operation of Long-distance trains between Shenzhen and Shanghai since the beginning of the year.

The Company's salary policy is closely linked with operating efficiency, labour efficiency and individual performance. The total amount of employees' salaries is closely related to the operating results of the Company and the distribution of employees' salaries is based on their position scores and performance reviews. The basic salary of an employee is determined on the basis of the evaluation of basic labor factors such as labor skills, labor responsibilities, labor intensity and labor conditions, etc., and the actual labor remuneration is calculated on the basis of technical competence and vocational level of the employee and the evaluation of the quantity and quality of the actual labor input. In the first half of 2006, the Company paid approximately RMB285.9 million for salaries and benefits.

Pursuant to the applicable state policies and regulations, the Company provides the employees with a set of statutory funds and benefits as listed below:


                                            AS A PERCENTAGE OF THE EMPLOYEES'
                                                AGGREGATE SALARIES IN 2005

                                       Employees residing
                                     in Guangzhou area or
                                                along the
                                       Guangzhou-Shenzhen      Employees residing
Employee Benefits                                   route             in Shenzhen
---------------------------------------------------------------------------------
Housing Fund                                            7%                    13%
Retirement Insurance                                   18%                    18%
Supplemental Retirement Insurance                       5%                     5%
Basic Medical Insurance                                 8%                     6%
Supplemental Medical Insurance                          1%                   0.5%
Child-bearing Medical Insurance                       0.4%                   0.5%
Other Welfare Contributions                             6%                     8%


In the first half of 2006, the Company provided 4,729 employees with relevant training, including post standardization, training on adaptability and emergency measures. The Company provided most of these training courses but also engaged certain external experts for training purposes. The Company has completed 50% of its full-year training plans in the first half of this year and training expenses amounted to approximately RMB1.80 million.

                                             GUANGSHEN RAILWAY COMPANY LIMITED 7

ACCOUNTING TREATMENT IN RELATION TO THE DIFFERENCES BETWEEN THE SELLING PRICES AND COSTS OF EMPLOYEES' HOUSING

The Company constructed and purchased new residential properties for its employees to improve their living conditions. Under a housing benefit scheme, the Company sold these residential properties to its employees at prices approved by the government. The losses arising from the difference between the then net book value and the proceeds from the sales of staff quarters to the employees was not more than RMB226.4 million as at 30th June, 2006. Pursuant to the prevailing policies of the Ministry of Finance, such losses should be credited to retained earnings in the PRC statutory accounts as at 1st January, 2001, or in case of a debit balance, to offset against the statutory public welfare fund, statutory surplus reserve, discretionary surplus reserve and capital surplus reserve maintained by the Group upon the approval of the Board of Directors. Such treatment conforms with the PRC accounting principles and regulations applicable to the Company and its subsidiaries.

In the financial statements of the Company as at 30th June, 2006 prepared in accordance with International Financial Reporting Standards, the Company accounted for such losses as losses arising from the sale of completed staff quarters to employees, or from the sale of premises under construction to employees who are expected to render future services to the Group and could be reasonably estimated, totalling approximately RMB226.4 million. Such losses have been deferred as deferred staff costs and are amortized on a straight-line basis using an estimated average remaining employee service period of 15 years, determined at the time of when such sales occurred. During the period from 1st January, 2006 to 30th June, 2006, the amortization of such deferred staff costs charged to general and administrative expenses of the consolidated income statement amounted to approximately RMB7.546 million and the accumulated amortization amounted to RMB98.09 million.

As at 30th June, 2006, the unamortized deferred losses, which were recorded as deferred staff costs on the balance sheet of the Company and its subsidiaries, amounted to RMB128.6 million.


CAPITAL STRUCTURE

No change occurred to the Company's share capital structure since publication of the Company's last annual report. The Company's capital structure as at 30th June, 2006 was as follows:


                                                  AS AT 30TH JUNE, 2006

                                                               PERCENTAGE OF
                                                                 TOTAL SHARE
CLASS OF SHARES                             NUMBER OF SHARES         CAPITAL
                                                                         (%)
----------------------------------------------------------------------------
State-owned legal person shares                2,904,250,000           66.99
H Shares                                       1,431,300,000           33.01
                                               -------------           -----

Total                                          4,335,550,000           100.0
                                               -------------           -----


                                             GUANGSHEN RAILWAY COMPANY LIMITED 8

SHAREHOLDERS

So far as the Directors are aware, as at 30th June, 2006, the interests and short positions of the persons, other than directors or supervisors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) were as follows:


                                                                                           PERCENTAGE        PERCENTAGE
                            CLASS          NUMBER OF                             TYPE OF     OF CLASS          OF TOTAL
NAME OF SHAREHOLDER         OF SHARES    SHARES HELD       CAPACITY             INTEREST    OF SHARES     SHARE CAPITAL
                                                                                                   (%)               (%)
-----------------------------------------------------------------------------------------------------------------------
Guangzhou Railway           Domestic   2,904,250,000 (L)   Beneficial owner    Corporate       100.00             66.99
  (Group) Company           shares


Mondrian Investment         H Shares     114,106,000 (L)         Investment    Corporate         7.97              2.63
  Partners Ltd.                                                     Manager

Merrill Lynch & Co., Inc    H Shares     102,154,850 (L)         Investment    Corporate         7.14              2.36
                                                                    Manager

HSBC Halbis Partners        H Shares      88,556,000 (L)         Investment    Corporate         6.19              2.04
  (Hong Kong) Limited                                               Manager

Sumitomo Mitsui             H Shares      86,052,000 (L)         Investment    Corporate         6.01              1.98
  Asset Management                                                  Manager
  Company, Limited

Sumitomo Life               H Shares      86,052,000 (L)        Interest of    Corporate         6.01              1.98
  Insurance Company                                              controlled
  (Note)                                                         corporation


Note:As at 30th June, 2006, Sumitomo Life Insurance Company was deemed to be interested in 86,052,000 H Shares (representing 6.01% of the total H Shares of the Company or 1.98% of the total share capital of the Company) held by Sumitomo Mitsui Asset Management Company, Limited, a controlled corporation of Sumitomo Life Insurance Company.

     The letter "L" denotes a long position.


PUBLIC FLOAT

As at 30th June, 2006, at least 25% of the Company's total issued share capital was held by the public. The Company is therefore in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") with regard to the sufficiency of the public float.

                                             GUANGSHEN RAILWAY COMPANY LIMITED 9

INTERESTS OF DIRECTORS AND SUPERVISORS IN THE SHARE CAPITAL OF THE COMPANY

As at 30th June, 2006, there was no record of interests and short positions (including the interests and short positions which were taken or deemed to have been taken under the provisions of the Securities and Futures Ordinance) of the directors or supervisors of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the Securities and Futures Ordinance) in the register required to be kept under section 352 of the Securities and Futures Ordinance. The Company had not received notification of such interests and short positions from any director or supervisor of the Company as required to be made to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Listing Rules. The Company has not granted to any of the Company's directors or supervisors or their spouses or children under the age of 18 any right to subscribe for any shares or debentures of the Company.


PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during this reporting period.


IMPACT OF ECONOMIC POLICIES ON THE COMPANY

The policies on adjustment of the national economic structure and policies relating to import and export activities have affected the composition of the Company's railway freight and freight pricing policies. Save as disclosed above, the Company is not aware of any other economic policies that are likely to have an impact on the Company's business and financial position.


TAXATION POLICY


As the Company is located in the Shenzhen Special Economic Zone, it enjoys a preferential income tax rate of 15%. According to relevant tax regulations, the subsidiaries of the Company are subject to income tax at the rate of 15% or 33%, depending on the location of incorporation.


ENTRUSTED DEPOSITS


As at 30th June, 2006, the Company did not have any entrusted deposits with any financial institutions in China.


BANK BORROWINGS

As at 30th June, 2006, the Company had made an internal loan of RMB200,000,000 from the Railway Deposit- taking Center of the Ministry of Railways. Excepting this, the Company had no bank loans or borrowings.

                                            GUANGSHEN RAILWAY COMPANY LIMITED 10

EXCHANGE RISK

The Company currently holds certain amounts of United States dollars and Hong Kong dollars ("HK dollars") deposits. It also earns revenues in HK dollars from its railway transportation business. Dividends to the holders of H shares and holders of American Depositary Receipts are paid in foreign currencies. Some of the Company's contracts, particularly with respect to the high-speed passenger train projects, are payable by the Company in foreign currencies. If the exchange rate of RMB to the relevant foreign currencies fluctuates, the operating results of the Company will be affected. The Company did not enter into any hedging transactions with respect to its exposure to foreign currency movements.


CHARGE ON ASSETS AND GUARANTEE


As at 30th June, 2006, the Company did not have any charge on its assets and did not provided any guarantees.


MATERIAL LITIGATION

As at 30th June, 2006, the Company has not been involved in any material litigation or dispute.

PROPOSED ISSUE OF A SHARES, VERY SUBSTANTIAL ACQUISITIONAND CONTINUING CONNECTED TRANSACTIONS

The Company and Guangzhou Railway (Group) Yangcheng Railway Company (the "Vendor") entered into an agreement in respect of the acquisition by the Company of the railway transportation business between Guangzhou and Pingshi currently operated by the Vender and the assets and liabilities relating to such business (the "Acquisition") on 15th November, 2004 (the "Acquisition Agreement"). The consideration of the Acquisition is approximately RMB10.3 billion. The Company has applied to the relevant authorities for the issue and allotment of not more than 2.75 billion A shares to investors in the PRC (the "A Share Issue") and intends to use the proceeds from the A Share Issue to finance the Acquisition. Pursuant to the Listing Rules, the Acquisition constitutes a very substantial acquisition of the Company. As the Vendor is a wholly-owned subsidiary of the Parent Company, the Acquisition also constitutes a connected transaction of the Company.

In addition, in anticipation of the A Share Issue and the Acquisition, the Company had entered into various agreements with each of the Vendor and the Parent Company in respect of certain continuing connected transactions. Such agreements shall take effect on the completion of the Acquisition and shall replace all existing connected transaction agreements relating to the same categories of transactions of the Company.

The Company has submitted its application proposal relating to the A Share Issue to the China Securities Regulatory Commission (the "CSRC"). As at the date of this interim report, the Company has not received any approval to the A Share Issue from the CSRC.


MATERIAL ACQUISITION OR DISPOSAL

Except for the above conditional Acquisition Agreement, as at 30th June, 2006, the Company had not made any other material acquisition or disposal.

                                            GUANGSHEN RAILWAY COMPANY LIMITED 11

CONNECTED TRANSACTIONS

Save for the above conditional Acquisition Agreement and continuing connected transactions to take effect upon the completion of the Acquisition, as at 30th June, 2006, the Company's connected transactions in relation to railway transport were carried out on normal terms according to the annual caps as approved by the shareholders of the Company on 3rd March, 2006 and according to the contracts entered into by the contracting parties. Save as disclosed in this interim report and the Company's interim results announcement, there has been no new connected transaction since the last annual report of the Company.

On 13th June, 2006, the Company signed an agreement with Guangzhou Railway Economy Development Company (a subsidiary of Parent Company) to transfer to it 51% of the shares of Shenzhen Guangshen Railway Civil Engineering Company owned by the Company and its subsidiaries.

AUDIT COMMITTEE

The Audit Committee consists of three independent non-executive directors of the Company. Its main duties include the review and supervision of the financial reporting process and internal controls of the Company. The unaudited interim financial statements for the six months ended 30th June, 2006 have been reviewed by the Audit Committee.

CORPORATE GOVERNANCE

The Company is committed to high standards of corporate governance. To the best knowledge of the Company and its directors, the Company has complied throughout the accounting period covered by this interim report and the Company's interim results announcement with the applicable code provisions set out in the Code on Corporate Governance Practices ("Corporate Governance Code") contained in Appendix 14 of the Listing Rules.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a code of conduct regarding directors' securities transactions on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") as contained in Appendix 10 of the Listing Rules.

The Company has made specific enquiry with all directors, all of whom confirmed that they have complied with the required standard set out in the Model Code during the six months ended 30th June, 2006.

DOCUMENTS AVAILABLE FOR INSPECTION

The full text of this interim report are available for inspection at No. 1052 Heping Road, Shenzhen, the People's Republic of China, or through the website of Hong Kong Exchange (http://www.hkex.com.hk) or the Company
(http://www.gsrc.com).


                                  On behalf of the Board of Directors

                                             WU JUNGUANG
                                  Chairman of the Board of Directors

  Shenzhen, China, 22nd August, 2006

                                            GUANGSHEN RAILWAY COMPANY LIMITED 12

INTERIM RESULTS

The Board of Directors of Guangshen Railway Company Limited (the "Company") hereby presents the unaudited interim operating results of the Company and its subsidiaries (the "Group") for the six months ended 30th June, 2006 prepared under International Financial Reporting Standards ("IFRS").


CONDENSED CONSOLIDATED INTERIM BALANCE SHEET
As at 30th June, 2006


                                                                                AS AT              As at
                                                                           30TH JUNE,     31st December,
                                                                                 2006               2005
                                                                  Note        RMB'000            RMB'000
                                                                           (UNAUDITED)         (Audited)
--------------------------------------------------------------------------------------------------------
ASSETS
NON-CURRENT ASSETS
Fixed assets                                                       5        7,633,775          7,391,507
Construction-in-progress                                           5        2,213,769          1,449,358
Prepayment for fixed assets                                                   405,576            482,940
Leasehold land payments                                                       613,010            620,798
Interests in associates                                            6          104,845            108,000
Available-for-sale investments                                                 46,108             46,108
Deferred tax assets                                                            40,392             35,990
Deferred staff costs                                                          128,562            135,821
                                                                           ----------         ----------

                                                                           11,186,037         10,270,522
                                                                           ----------         ----------

CURRENT ASSETS
Materials and supplies, at cost                                                64,542             64,953
Trade receivables, net                                             7          107,174            106,393
Due from parent company                                                        39,464             15,636
Due from related parties                                                       39,492             64,670
Prepayments and other receivables, net                                        175,917            170,607
Restricted cash                                                               207,221            173,413
Short-term deposits                                                           701,566            766,131
Cash and cash equivalents                                                     423,789          1,112,128
                                                                           ----------         ----------
                                                                            1,759,165          2,473,931
                                                                           ----------         ----------

TOTAL ASSETS                                                               12,945,202         12,744,453
                                                                           ----------         ----------

                                            GUANGSHEN RAILWAY COMPANY LIMITED 13


                                                                                AS AT              As at
                                                                           30TH JUNE,     31st December,
                                                                                 2006               2005
                                                                  Note        RMB'000            RMB'000
                                                                           (UNAUDITED)         (Audited)
--------------------------------------------------------------------------------------------------------
EQUITY
CAPITAL AND RESERVES ATTRIBUTABLE TO
  EQUITY HOLDERS OF THE COMPANY

Share capital                                                      9        4,335,550          4,335,550
Reserves                                                                    6,190,094          6,348,509
                                                                           ----------         ----------

                                                                           10,525,644         10,684,059

MINORITY INTEREST                                                              53,594             48,757
                                                                           ----------         ----------

TOTAL EQUITY                                                               10,579,238         10,732,816
                                                                           ----------         ----------

LIABILITIES
NON-CURRENT LIABILITIES
Deferred tax liability                                                          4,802              4,830
                                                                           ----------         ----------

CURRENT LIABILITIES
Loans from a related party                                        15          200,000                 --
Trade payables                                                     8           85,366            118,707
Payables for construction-in-progress                                         114,449             99,462
Due to related parties                                                        943,490          1,174,101
Dividends payable                                                             348,969                462
Taxes payable                                                                  61,470            102,155
Accruals and other payables                                                   607,418            511,920
                                                                           ----------         ----------

                                                                            2,361,162          2,006,807
                                                                           ----------         ----------

TOTAL LIABILITIES                                                           2,365,964          2,011,637
                                                                           ----------         ----------

TOTAL EQUITY AND LIABILITIES                                               12,945,202         12,744,453
                                                                           ----------         ----------

NET CURRENT (LIABILITIES)/ASSETS                                   2         (601,997)         1,745,555
                                                                           ----------         ----------

TOTAL ASSETS LESS CURRENT LIABILITIES                                      10,584,040         10,298,194
                                                                           ----------         ----------




The accompanying notes form an integral part of the condensed consolidated interim financial statements.

                                            GUANGSHEN RAILWAY COMPANY LIMITED 14

CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT
For the six months ended 30th June, 2006



                                                                                FOR THE SIX MONTHS ENDED
                                                                                       30TH JUNE,

                                                                                     2006           2005
                                                                        Note      RMB'000        RMB'000
                                                                               (UNAUDITED)    (Unaudited)
--------------------------------------------------------------------------------------------------------
Revenues from railroad businesses
  Passenger                                                                     1,435,946      1,208,347
  Freight                                                                         236,768        269,365
                                                                               ----------     ----------

                                                                                1,672,714      1,477,712

Revenues from other businesses                                                     67,042         94,403
                                                                               ----------     ----------

Total revenues                                                                  1,739,756      1,572,115
                                                                               ----------     ----------

Operating expenses
  Railroad businesses                                                          (1,249,659)    (1,107,682)
  Other businesses                                                                (73,323)       (99,949)
                                                                               ----------     ----------

Total operating expenses                                                       (1,322,982)    (1,207,631)


Other income, net                                                                  22,058         21,737
                                                                               ----------     ----------

PROFIT FROM OPERATIONS                                                            438,832        386,221
Finance costs                                                                      (7,266)          (140)
Share of results of associates after tax                                           (1,891)        (2,194)
                                                                               ----------     ----------

PROFIT BEFORE INCOME TAX                                                10        429,675        383,887

Income tax expense                                                      11        (67,647)       (59,373)
                                                                               ----------     ----------

PROFIT FOR THE YEAR                                                               362,028        324,514
                                                                               ----------     ----------

ATTRIBUTABLE TO:

Equity holders of the Company                                                     361,851        325,089

Minority interests                                                                    177           (575)
                                                                               ----------     ----------

                                                                                  362,028        324,514
                                                                               ----------     ----------

EARNINGS PER SHARE FOR
  PROFIT ATTRIBUTABLE
  TO THE EQUITY HOLDERS OF
  THE COMPANY DURING THE PERIOD                                         13
     -- Basic                                                                    RMB0.083       RMB0.075
                                                                               ----------     ----------

     -- Diluted                                                                       N/A            N/A
                                                                               ----------     ----------

The accompanying notes form an integral part of the condensed consolidated interim financial statements.

                                            GUANGSHEN RAILWAY COMPANY LIMITED 15


CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY


For the six months ended 30th June, 2006


                                                           RESERVES

                                                                         SHARE      STATUTORY
                                            SHARE         SHARE       ISSUANCE        SURPLUS
                                          CAPITAL       PREMIUM          COSTS        RESERVE
                                Note      RMB'000       RMB'000        RMB'000        RMB'000
                                       (UNAUDITED)   (UNAUDITED)     UNAUDITED)    (UNAUDITED)
------------------------------------------------------------------------------------------------
BALANCES AT

   1ST JANUARY, 2006                    4,335,550     4,124,135        (27,007)     1,543,071

 PROFIT ATTRIBUTABLE TO

   SHAREHOLDERS                                --            --             --             --

 TRANSFER OF EQUITY INTEREST      1            --            --             --             --

 DIVIDENDS RELATING TO 2005      12            --            --             --             --
                                        ---------     ---------        -------      ---------

 BALANCES AT 30TH JUNE, 2006            4,335,550     4,124,135        (27,007)     1,543,071
                                        ---------     ---------        -------      ---------


 Balances at 1st January, 2005          4,335,550     3,984,135        (14,035)     1,458,298
 Share issuance costs                          --            --        (21,594)            --
 Profit attributable to
   shareholders                                --            --             --             --

 Dividends relating to 2004      12            --            --             --             --
                                        ---------     ---------        -------      ---------

 Balances at 30th June, 2005            4,335,550     3,984,135        (35,629)     1,458,298
                                        ---------     ---------        -------      ---------


                                                         RESERVES


                                  RETAINED                      MINORITY
                                  EARNINGS      SUB-TOTAL       INTEREST        TOTAL
                                   RMB'000        RMB'000        RMB'000      RMB'000
                                (UNAUDITED)    (UNAUDITED)    (UNAUDITED)   (UNAUDITED)
--------------------------------------------------------------------------------------
BALANCES AT

   1ST JANUARY, 2006               708,310      6,348,509         48,757    10,732,816

 PROFIT ATTRIBUTABLE TO

   SHAREHOLDERS                    361,851        361,851            177       362,028

 TRANSFER OF EQUITY INTEREST            --             --          4,660         4,660

 DIVIDENDS RELATING TO 2005       (520,266)      (520,266)            --      (520,266)
                                   -------      ---------         ------    ----------

 BALANCES AT 30TH JUNE, 2006       549,595      6,190,094         53,594    10,579,238
                                   -------      ---------         ------    ----------


 Balances at 1st January, 2005     656,626      6,085,024         51,611    10,472,185
 Share issuance costs                   --        (21,594)            --       (21,594)
 Profit attributable to
   shareholders                    325,089        325,089           (575)      324,514

 Dividends relating to 2004       (476,911)      (476,911)            --      (476,911)
                                   -------      ---------         ------    ----------

 Balances at 30th June, 2005       504,804      5,911,608         51,036    10,298,194
                                   -------      ---------         ------    ----------


The accompanying notes form an integral part of the condensed consolidated interim financial statements.

                                            GUANGSHEN RAILWAY COMPANY LIMITED 16

CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT

For the six months ended 30th June, 2006



                                               FOR THE SIX MONTHS ENDED
                                                       30TH JUNE,

                                                     2006          2005
                                                  RMB'000       RMB'000
                                               (UNAUDITED)   (Unaudited)

-----------------------------------------------------------------------
Net cash from operating activities                416,903       601,003
Net cash used in investing activities          (1,133,316)     (244,830)
Net cash from/(used in) financing activities       28,074      (289,428)
                                               ----------     ---------
Net (decrease)/increase in cash
  and cash equivalents                           (688,339)       66,745

Cash and cash equivalents at beginning
  of period                                     1,112,128     1,169,255
                                               ----------     ---------

Cash and cash equivalents at end of period        423,789     1,236,000
                                               ----------     ---------


The accompanying notes form an integral part of the condensed consolidated interim financial statements.

                                            GUANGSHEN RAILWAY COMPANY LIMITED 17


NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS


1.   GENERAL INFORMATION

     Guangshen Railway Company Limited (the "Company") was established as a joint stock limited company in the People's Republic of China (the "PRC") on 6th March, 1996 to take over and operate certain railroad and other related businesses (the "Businesses") which had been carried out by the Company's predecessor, Guangshen Railway Company (the "Predecessor") together with certain of its subsidiaries, and Guangzhou Railway (Group) Company (the "Parent Company") and certain of its subsidiaries prior to the formation of the Company. The Businesses carried out by the Company, the Predecessor and the Parent Company are all under the common control and jurisdiction of the Ministry of Railways (the "MOR") of the PRC.

     The Predecessor is controlled by and under the administration of the Parent Company. Pursuant to a restructuring agreement entered into among the Parent Company, the Predecessor and the Company on 8th March, 1996 which took effect from 6th March, 1996 (the "Restructuring Agreement"), the Company issued to the Parent Company 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the "State-owned Domestic Shares") in exchange for the assets and liabilities of the Businesses (the "Restructuring"). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company.

     In May 1996, the Company issued 1,431,300,000 shares, represented by 217,812,000 H Shares ("H Shares") and 24,269,760 American Depositary Shares ("ADSs", one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditures and working capital requirements of the Company and its subsidiaries (collectively defined as the "Group").

     The principal activities of the Group are railroad passenger and freight transportation. The Group also operates certain other businesses, which are principally services offered in the railway stations and sales of food, beverages and merchandises on board the trains as well as in the stations.

     The registered address of the Company is No.1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China.

     As at 30th June, 2006, the Company had direct or indirect interests in the following principal subsidiaries which were incorporated and are operating in the PRC as limited liability companies:


                                                             PERCENTAGE OF
                                    DATE OF                EQUITY INTEREST
                                    INCORPORATION/         ATTRIBUTABLE TO
 NAME OF THE ENTITY                 ESTABLISHMENT              THE COMPANY    PAID-IN CAPITAL      PRINCIPAL ACTIVITIES
--------------------------------------------------------------------------------------------------------------------------------
 DIRECTLY HELD BY THE COMPANY

 Shenzhen Guangshen Railway         1st March, 1984                    100%     RMB55,000,000      Construction of railroad
  Civil Engineering Company                                                                          properties

 Shenzhen Fu Yuan Enterprise        1st November, 1991                 100%     RMB18,500,000      Hotel management
  Development Company

 Shenzhen Guangshen Railway         16th August, 1995                  100%      RMB2,400,000      Travel agency
  Travel Service Ltd.

 Shenzhen Jing Ming Industrial &    18th January, 1994                 100%      RMB2,110,000      Maintenance of water and
  Commercial Company Limited                                                                         lectrical equipment

 Shenzhen Jian Kai Trade Company*   6th December, 1993                 100%      RMB2,000,000      Construction materials trading

 Shenzhen Railway Station           18th December, 1986                100%      RMB1,500,000      Catering services and
  Passenger Services Company                                                                         sales of merchandise


                                            GUANGSHEN RAILWAY COMPANY LIMITED 18



                                                             PERCENTAGE OF
                                    DATE OF                EQUITY INTEREST
                                    INCORPORATION/         ATTRIBUTABLE TO
 NAME OF THE ENTITY                 ESTABLISHMENT              THE COMPANY    PAID-IN CAPITAL      PRINCIPAL ACTIVITIES
--------------------------------------------------------------------------------------------------------------------------------
 Guangzhou East Station Dongqun     23rd November, 1992                100%      RMB1,020,000      Sales of merchandise
  Trade and Commerce
  Service Company

 Shenzhen Railway Station           1st January, 1990                   75%      RMB2,129,400      Catering services and
  Travel Service Company                                                                             sales of merchandise

 Shenzhen Longgang Pinghu Qun       11th September, 1993                55%     RMB10,000,000      Cargo loading and unloading,
  Yi Railway Store Loading and                                                                       warehousing, freight
  Unloading Company                                                                                  transportation

 Dongguan Changsheng                22nd May, 1992                      51%     RMB38,000,000      Warehousing
   Enterprise Company

 Guangzhou Tielian Economy          27th December, 1994               50.5%      RMB1,000,000      Warehousing and freight
   Development Company Limited                                                                       transport agency services
   ("Tielian")***


 INDIRECTLY HELD BY THE COMPANY

 Shenzhen Railway                   13th November, 2001                100%      RMB3,000,000      Property management
   Property Management
   Company Limited

 Shenzhen Nantie Construction       8th May, 1995                      100%      RMB2,000,000      Supervision of construction
  Supervision Company                                                                                projects

 Shenzhen Guangshen Railway         7th March, 2002                    100%      RMB2,000,000      Culinary management
  Economic and Trade
  Enterprise Company

 Shenzhen Yuezheng Enterprise       24th June, 1996                    100%      RMB1,000,000      Freight transport agency,
  Company Limited                                                                                    cargo loading and
                                                                                                    unloading, warehousing
 Shenzhen Road Multi-modal          17th March, 1994                    60%      RMB1,000,000      Freight transportation
 Transportation Company Limited


     *** In December 2005, the Company entered into an equity transfer agreement with the third party owner (the "MI Owner") of Tielian that 16.5% equity interest of Tielian held by the MI Owner was transferred to the Company. The acquisition was completed in January 2006. After the transaction, the equity interests of Tielian held by the Company increased from 34% to 50.5% and Tielian then became a subsidiary of the Company.

          The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese.


          These condensed consolidated interim financial statements were approved for issue on 22nd August, 2006.


2.   BASIS OF PREPARATION

     The accompanying unaudited condensed consolidated interim financial statements are prepared in accordance with IAS 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Board and Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The interim condensed financial statements should be read in conjunction with the annual financial statements for the year ended 31st December, 2005.

                                            GUANGSHEN RAILWAY COMPANY LIMITED 19






     As at 30th June, 2006, the Group had reported net current liabilities of approximately RMB601,997,000. Notwithstanding this, the condensed consolidated interim financial statements have been prepared on a going concern basis because the directors, having considered the current cash flow from operations as well as the available unutilized banking facilities of the Group, are of the opinion that the Group will have sufficient funds to enable it to meet its obligations and commitment.


3.   ACCOUNTING POLICIES

     The accounting policies adopted by the Group in preparing the interim condensed consolidated financial statements are the same as those adopted in the preparation of the annual consolidated financial statements as at and for the year ended 31st December, 2005.

     The following new standards, amendments to standards and interpretations are to be applied mandatorily for the financial year ending 31st December, 2006.

     o Amendment to IAS 19, "Actuarial gains and losses, group plans and disclosures", effective for annual periods beginning on or after 1st January, 2006. The amendment has no material effect on the Group's policy;

     o Amendment to IAS 39, Amendment to "The fair value option", effective for annual periods beginning on or after 1st January, 2006. This amendment is not relevant for the group;

     o Amendment to IAS 21, Amendment "Net investment in a foreign operation", effective for annual periods beginning on or after 1st January, 2006. This amendment is not relevant for the Group;

     o Amendment to IAS 39, Amendment "Cash flow hedge accounting of forecast intragroup transactions", effective for annual periods beginning on or after 1st January, 2006. This amendment is not relevant for the group;

     o Amendment to IAS 39 and IFRS 4, Amendment "Financial guarantee contracts", effective for annual periods beginning on or after 1st January, 2006. This amendment is not relevant for the Group;

     o IFRS 6, "Exploration for and evaluation of mineral resources", effective for annual periods beginning on or after 1st January, 2006. This standard is not relevant for the Group;

     o IFRIC 4, "Determining whether an arrangement contains a lease", effective for annual periods beginning on or after 1st January, 2006. The Group has reviewed its contracts. This interpretation has no material impact to the Group;

     o IFRIC 5, "Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds", effective for annual periods beginning on or after 1st January, 2006. This interpretation is not relevant for the Group; and

     o IFRIC 6, "Liabilities arising from participating in a specific market -- waste electrical and electronic equipment", effective for annual periods beginning on or after 1st December, 2005. This interpretation is not relevant for the group.

                                            GUANGSHEN RAILWAY COMPANY LIMITED 20

     The following new standards, amendments to standards and interpretations have been issued but are not effective for 2006 and have not been early adopted:

     o IFRIC 7, "Applying the Restatement Approach under IAS 29", effective for annual periods beginning on or after 1st March, 2006. Management do not expect the interpretation to be relevant for the Group;

     o IFRIC 8, "Scope of IFRS 2", effective for annual periods beginning on or after 1st May, 2006. Management do not expect the interpretation to be relevant for the Group;

     o IFRIC 9, "Reassessment of Embedded Derivatives", effective for annual periods beginning on or after 1st June, 2006. Management do not expect the interpretation to be relevant for the Group; and


     o IFRS 7, "Financial instruments: Disclosures", effective for annual periods beginning on or after 1st January 2007. IAS 1, "Amendments to capital disclosures", effective for annual periods beginning on or after 1st January, 2007. The Group has assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and capital disclosures required by the amendment of IAS 1. The Group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1st January, 2007.


4.   SEGMENT INFORMATION


     (i)  PRIMARY REPORTING FORMAT -- BUSINESS SEGMENTS

          For the period ending 30th June, 2006, the substantial portion of the business activities of the Group was railway transportation ("Railroad Businesses") and other related business operations (see Note 1). These segments are determined to be primary segments because senior management makes key operating decisions and assesses performance of the segments separately. The Group evaluates performance based on profit from operations.


          An analysis of the Group's revenues and results for the period by business segment is as follows:



                                                 FOR THE SIX MONTHS ENDED 30TH JUNE,

                              RAILROAD BUSINESSES         OTHER BUSINESSES               UNALLOCATED

                                  2006         2005         2006          2005          2006          2005
                               RMB'000      RMB'000      RMB'000       RMB'000       RMB'000       RMB'000
--------------------------------------------------------------------------------------------------------------
 Revenues

  -- External                1,672,714    1,477,712       67,042        94,403            --            --

  -- Inter-segment                  --           --       29,661        43,742            --            --
                             ---------      -------       ------        ------       -------       -------

                             1,672,714    1,477,712       96,703       138,145            --            --
                             ---------      -------       ------        ------       -------       -------

 Other income                   20,337       21,157        1,722           580            --            --

 Segment results               443,393      391,187       (4,560)       (4,966)           --            --

 Finance costs                      --           --           --            --        (7,266)         (140)
Share of results of
  associates after tax              --           --       (1,891)       (2,194)           --            --
Income tax expense                  --           --           --            --       (67,647)      (59,373)
                             ---------      -------       ------        ------       -------       -------

 Profit for the period         443,346      388,993       (4,560)       (4,966)      (76,758)      (59,513)
                             ---------      -------       ------        ------       -------       -------







                                   FOR THE SIX MONTHS ENDED 30TH JUNE,

                                  ELIMINATION                    TOTAL

                                 2006          2005          2006          2005
                              RMB'000       RMB'000       RMB'000       RMB'000
-------------------------------------------------------------------------------
 Revenues

  -- External                      --            --     1,739,756     1,572,115

  -- Inter-segment            (29,661)      (43,742)           --            --
                              -------       -------       -------       -------

                              (29,661)      (43,742)    1,739,756     1,572,115
                              -------       -------       -------       -------

 Other income                      --            --        22,059        21,737

 Segment results                   --            --       438,833       386,221

 Finance costs                     --            --        (7,266)         (140)
Share of results of
  associates after tax             --            --        (1,891)       (2,194)
Income tax expense                 --            --       (67,647)      (59,373)
                              -------       -------       -------       -------

 Profit for the period             --            --       362,028       324,514
                              -------       -------       -------       -------




                                            GUANGSHEN RAILWAY COMPANY LIMITED 21


          The segment assets and liabilities as at 30th June, 2006 for the six months then ended are as follows:






                              RAILROAD BUSINESSES            OTHER BUSINESSES                 UNALLOCATED

                                                31st                           31st                        31st
                           30TH JUNE,      December,     30TH JUNE,       December,      30TH JUNE,   December,
                                 2006           2005           2006            2005            2006        2005
                              RMB'000        RMB'000        RMB'000         RMB'000         RMB'000     RMB'000
-----------------------------------------------------------------------------------------------------------------
Segment assets             12,397,355     12,489,918        207,455         218,545             --           --

Deferred tax assets                --             --             --              --         40,392       35,990


Total assets


Segment liabilities         2,199,642      1,789,264        100,050         115,388             --           --

Tax payables                       --             --             --              --         61,470      102,155

Deferred tax liabilities           --             --             --              --          4,802        4,830


Total liabilities





                                   ELIMINATION                  TOTAL

                                              31st                         31st
                            30TH JUNE,   December,     30TH JUNE,      December,
                                  2006        2005           2006           2005
                               RMB'000     RMB'000        RMB'000        RMB'000
--------------------------------------------------------------------------------
Segment assets                      --          --     12,904,810     12,708,463

Deferred tax assets                 --          --         40,392         35,990
                                                       ----------     ----------

Total assets                                           12,945,202     12,744,453
                                                       ----------     ----------

Segment liabilities                 --          --      2,299,692      1,904,652

Tax payables                        --          --         61,470        102,155

Deferred tax liabilities            --          --          4,802          4,830
                                                       ----------     ----------

Total liabilities                                       2,365,964      2,258,311
                                                       ----------     ----------


     (ii) SECONDARY REPORTING FORMAT -- GEOGRAPHICAL SEGMENTS

          For the six months ended 30th June, 2006, all of the Group's business operations were conducted in the People's Republic of China (the "PRC"). Accordingly, no analysis of geographical segment information is presented.


5.   FIXED ASSETS AND CONSTRUCTION-IN-PROGRESS



                                                       FIXED ASSETS       CONSTRUCTION-IN-PROGRESS
                                                            RMB'000                        RMB'000
--------------------------------------------------------------------------------------------------
Opening net book value as at 1st January, 2006            7,391,507                      1,449,358


Additions                                                   297,492                        885,046
Transfer from construction-in-progress to fixed assets      120,635                       (120,635)
Disposals                                                      (750)                            --
Depreciation (Note 10)                                     (175,109)                            --
                                                          ---------                      ---------

Closing net book amount as at 30th June, 2006             7,633,775                      2,213,769
                                                          ---------                      ---------


6.   INVESTMENT IN ASSOCIATES

     As at 30th June, 2006, the Company's interest in an associated company, Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng"), amounted to approximately RMB101,960,000.

     In 1996, Tiecheng and a third party company jointly established a sino-foreign contractual joint venture, Guangzhou Guantian Real Estate Company ("Guangzhou Guantian"), in Guangzhou in order to develop certain properties near a railway station operated by the Group. On 27th October, 2000, Guangzhou Guantian together with two other parties, namely Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua") and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi"), agreed to act as joint guarantors (collectively the "Guarantors") for certain payable balances due from Guangdong Guancheng Real Estate Company Limited ("Guangdong Guancheng") to a third party (the "Creditor").

                                            GUANGSHEN RAILWAY COMPANY LIMITED 22

     Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangdong Guancheng are related companies to the extent that they have one common chairman. As Guangdong Guancheng failed to settle the payables, the Guarantors were found to be jointly liable to the Creditor an amount of approximately RMB257,000,000 plus accrued interest (collectively the "Damages") according to a court verdict made on 4th November, 2001 (the "Verdict"). In the case that Guangzhou Guantian had to honour its joint obligation to settle the Damages, the carrying value of the Company's investment in Tiecheng would have been further impaired.

     On 15th December, 2003, the People's High Court of Guangdong Province (the "High Court") accepted Guangzhou Guantian's application for a re-trial to discharge its obligation under the aforesaid guarantee. As a necessary step for the High Court to decide whether there should be a re-trial, a hearing was held on 18th March, 2004. In October 2005, the High Court received an order from the People's Supreme Court of Guangdong Province to launch a re-trial and certain preparatory procedures were undertaken by the High Court in December 2005. Nevertheless, the date of the re-trial has not been fixed. After consultation made with an independent legal counsel, the directors are of the opinion that there is a high possibility that the above guarantee arrangement would be determined to be invalid according to the relevant rules and regulations of the PRC. Accordingly, the directors consider that, as at the date of approval of the Financial Statements, the possibility that Guangzhou Guantian would be required to settle the above claim is remote, and no provision for impairment loss of the Company's interest in Tiecheng had to be made in the condensed consolidated interim financial statements. In addition, in order to avoid any monetary losses that the Company may suffer arising from the litigation, the Company has obtained a letter of undertaking issued by the Parent Company dated 14th December, 2004, whereby the Parent Company has undertaken to adopt relevant procedures and actions so that the investment interests of the Company in Tiecheng will not be affected by the litigation.


7.   TRADE RECEIVABLES, NET



                                           AS AT             As at
                                        30TH JUNE,  31st december,
                                            2006              2005
                                         RMB'000           RMB'000
------------------------------------------------------------------
Trade receivables                        117,658           116,877
Less: Provision for doubtful accounts    (10,484)          (10,484)
                                         -------           -------
                                         107,174           106,393
                                         -------           -------


The credit terms of trade receivables were within one year. The aging analysis of trade receivables, net was as follows:


                                           AS AT             As at
                                        30TH JUNE,  31th december,
                                            2006              2005
                                         RMB'000           RMB'000
------------------------------------------------------------------
Within 1 year                            102,312           101,729
Over 1 year but within 2 years             4,862             4,645
Over 2 years but within 3 years               --                19
                                         -------           -------

                                         107,174           106,393
                                         -------           -------


                                            GUANGSHEN RAILWAY COMPANY LIMITED 23


8.   TRADE PAYABLES

     The aging analysis of trade payables was as follows:


                                    AS AT               As at
                               30TH JUNE,      31st december,
                                     2006                2005
                                  RMB'000             RMB'000
-------------------------------------------------------------
Within 1 year                      79,224             114,651
Over 1 year but within 2 years      2,646               3,696
Over 2 years but within 3 years     3,136                 360
Over 3 years                          360                  --
                                   ------             -------
                                   85,366             118,707
                                   ------             -------


9.   SHARE CAPITAL

     As at 30th June, 2006, the authorised capital of the Company consisted of ordinary shares of par value RMB1.00 per share:

                                       NUMBER OF     NOMINAL    PERCENTAGE OF
                                          SHARES       VALUE    SHARE CAPITAL
                                            '000     RMB'000
--------------------------------------------------------------------------------
Authorised, issued and fully paid:
  State-owned Legal Person Shares      2,904,250   2,904,250              67%
  H Shares                             1,431,300   1,431,300              33%
                                       ---------   ---------             ---
                                       4,335,550   4,335,550             100%
                                       ---------   ---------             ---

     On 15th November, 2004, the Company and Guangzhou Railway Group Yangcheng Railway Company (the "Vendor"), a wholly owned subsidiary of the Parent Company, have entered into an agreement (the "Acquisition Agreement") for the acquisition of the railway transportation business between the rail route of Guangzhou and Pingshi currently operated by the Vendor and the assets and liabilities relating to such business (the "Acquisition"). The consideration for the acquisition was determined to be RMB10,264,120,700 (the "Consideration"), subject to confirmation obtained from the relevant PRC authorities and certain adjustments to be made according to the terms of the Acquisition Agreement.

     The Company intends to finance the payment of the Consideration with the proceeds of a public offering of its A shares to be issued with any shortfall being financed by internal resources and/or bank borrowings. The A shares so issued are intended to be listed on the Shanghai Stock Exchange of the PRC. In connection therewith, the Company applied to the relevant authorities in China for the issue and allotment of not more than 2.75 billion shares of A shares and submitted its application proposal relating to the offering to the China Securities Regulatory Commission (the "CSRC") on 31st December, 2004 (the "A Share Offer").

     In addition to the Acquisition Agreement, the Company has entered into various agreements in respect of leasing of equipment and provision of services with the Parent Company or the Vendor (the "Related Party Agreements"). Such agreements shall only be effective upon the completion of the Acquisition and shall replace all the existing agreements of similar nature enacted among the parties.

     On 30th December, 2004, the Acquisition, the A Share Offer and the Related Party Agreements were approved by the shareholders of the Company in shareholders meetings. Such approval was further renewed in shareholders meetings held on 20th January, 2006.

                                            GUANGSHEN RAILWAY COMPANY LIMITED 24

     The completion of the Acquisition Agreement is conditional upon the fulfilment of, among other things, the following remaining conditions: (1) the formal approval of the relevant authorities or bodies in relation to the A Share Offer being obtained; (2) the A Share Offer having completed and raised an amount of not less than 65% of the consideration; (3) the approval of the relevant government bodies responsible for the supervision and management of state owned assets in relation to the Vendor's proposal on disposal of state-owned assets being obtained; and (4) the approval of the National Development and Reform Committee in relation to the price determination for passenger and freight railway transportation services between Guangzhou and Pingshi being obtained.

     As at the date of approval of the condensed consolidated interim financial statements, certain conditions in the Acquisition Agreement stated above had not been fulfilled and accordingly, the Acquisition and the A Share Offer had not been completed.


10.  PROFIT BEFORE INCOME TAX


     Profit before tax is stated after charging/(crediting) the following:

                                                                            FOR THE SIX MONTHS ENDED
                                                                                    30TH JUNE,

                                                                               2006             2005
                                                                            RMB'000          RMB'000
----------------------------------------------------------------------------------------------------
Crediting


Interest income (included in other income)                                  (21,936)        (16,317)


Charging

Employee benefits expenses                                                  324,603         305,129
Cost of materials and supplies                                              137,398         155,800
Repair costs, excluding materials and supplies                              110,215         129,521

Operating lease rentals of locomotive,
  machinery and equipment                                                    90,659          79,889
Railway network usage                                                       235,980         159,882
Depreciation of fixed assets (Note 5)                                       175,109         150,621
Amortisation of leasehold land payments                                       8,730           7,792
Amortisation of deferred staff costs                                          7,546           7,546
Interest expenses                                                             2,696             140
                                                                            -------         -------


11.  INCOME TAX EXPENSE


     The amount of taxation charged to the condensed consolidated income statements represents:

                                                                            FOR THE SIX MONTHS ENDED
                                                                                    30TH JUNE,

                                                                               2006             2005
                                                                            RMB'000          RMB'000
----------------------------------------------------------------------------------------------------
PRC enterprise income tax                                                    67,647           59,373
                                                                             ------           ------


     Income tax was provided in accordance with the enterprise income tax law of the PRC. As the Company was incorporated in the Shenzhen Special Economic Zone, it is subject to income tax rate of 15%. Other businesses of the Group are subject to enterprise income tax rates of 15% or 33%, depending mainly on their respective places of incorporation. Furthermore, certain subsidiaries engaged in other businesses are Sino-foreign joint ventures in the PRC which are entitled to full exemption from the PRC enterprise income tax for two years and a 50% reduction in the next three years starting from the first profit-making year, after offsetting available tax losses carried forward from prior years.

                                            GUANGSHEN RAILWAY COMPANY LIMITED 25


     The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

                                                                            FOR THE SIX MONTHS ENDED
                                                                                    30TH JUNE,

                                                                               2006             2005
                                                                            RMB'000          RMB'000
----------------------------------------------------------------------------------------------------
Profit before income tax                                                    429,675          383,887
                                                                            -------          -------

Calculated at a taxation rate of 15% (2005: 15%)                             64,451           57,583
Expenses not deductible for taxation purposes
  -- Amortisation of deferred staff costs                                     1,132            1,132
  -- Depreciation charges of fixed assets different from which reported in the statutory financial statements
      in conformity with PRC GAAP                                               347               --
Tax losses for which no deferred tax assets was recognised                      551               --
Effect of different taxation rates for certain subsidiaries                   1,166              658
                                                                            -------          -------

Income tax                                                                   67,647           59,373
                                                                            -------          -------

12.  DIVIDENDS


     No appropriation from retained earnings has been made to the statutory reserves for the six months ended 30th June, 2006. Such appropriation will be made at year end in accordance with the Company Law of the PRC and the Articles of Association of the Company.

     In March 2006, the Board of Directors declared a dividend of RMB0.12 per share in respect of the year ended 31st December, 2005, totaling RMB520,266,000 (2005: 476,911,000), and it was approved by shareholders in the Annual General Meeting in May 2006. The Board of Directors has decided not to declare any interim dividend for the six months ended 30th June, 2006.


13.  EARNINGS PER SHARE

     Basic earnings per share for the six months ended 30th June, 2006 were computed by dividing consolidated profit attributable to shareholders by 4,335,550,000 shares (2005: 4,335,550,000 shares) outstanding throughout the period. No diluted earnings per share was presented as there was no dilutive potential ordinary shares as at period end.


14.  COMMITMENTS


     (a)  OPERATING LEASE COMMITMENTS


     Total future minimum lease payments under non-cancellable operating leases were as follows:


                                                                             AS  AT            As at
                                                                         30TH JUNE,   31st December,
                                                                               2006             2005
                                                                            RMB'000          RMB'000
----------------------------------------------------------------------------------------------------
Machinery and equipment:
Not more than one year                                                      107,901           75,375
More than one year but not more than five years                              19,104               --
                                                                            -------           ------

                                                                            127,005           75,375
                                                                            -------           ------

                                            GUANGSHEN RAILWAY COMPANY LIMITED 26


(b)  CAPITAL COMMITMENTS

     As at 30th June, 2006, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:

                                                                              AS AT            As at
                                                                         30TH JUNE,   31st December,
                                                                               2006             2005
                                                                            RMB'000          RMB'000
----------------------------------------------------------------------------------------------------

Authorised but not contracted for                                         2,370,055          658,937
                                                                          ---------          -------

Contracted but not provided for                                           4,419,908          535,963
                                                                          ---------          -------

     A substantial amount of these commitments are related to the construction of the fourth rail-line of the Company ("Fourth Rail-Line") and the purchase of new locomotives.


15.  RELATED PARTY TRANSACTIONS

     Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

     The Company is controlled by the Parent Company, which is a subsidiary of the Ministry of Railways (the "MOR") and is ultimately controlled by the PRC government. The PRC government also controls a significant portion of the productive assets and entities in the PRC. In accordance with the requirements of IAS 24, Related Party Disclosures, all other state controlled enterprises and their subsidiaries, other than the Parent Company, MOR and fellow subsidiaries and associates, are also defined as related parties of the Company ("Other State-owned Companies").

     For the purpose of related party transactions disclosure, the Group has identified, to the extent practicable, those corporate customers and suppliers which are state-owned enterprises based on their immediate ownership structure. It should be noted, however, that substantially all of the Group's business activities are conducted in the PRC and the influence of the PRC government in the Chinese economy is pervasive. In this regard, the PRC government indirectly holds interests in many companies. Many state-owned enterprises have multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatisation programs. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests. Such interests, however, would not be known to the Group and are not reflected in the disclosures below. In addition, a portion of the Group's services provided are of a retail nature to end users, which include transactions with the employees of state-owned enterprises on corporate business, their key management personnel and close family members. These transactions are carried out on normal commercial terms that are consistently applied to all customers. Due to the vast volume and the pervasiveness of these transactions, the Group is unable to determine the aggregate amount of these transactions for disclosure. Therefore, the revenue from provision of services disclosed below does not include retail transactions with these related parties. However, the Group believes that meaningful information relating to related party disclosures has been adequately disclosed.

                                            GUANGSHEN RAILWAY COMPANY LIMITED 27


                                                                                      FOR THE SIX MONTHS ENDED
                                                                                              30TH JUNE,

                                                                                          2006            2005
                                                                                       RMB'000         RMB'000
--------------------------------------------------------------------------------------------------------------
RECURRING TRANSACTIONS:

TRANSACTIONS WITH MOR AND ITS RELATED ENTITIES

I      INCOME
       Provision of train transportation and related services to
         other railway companies controlled by MOR                                     158,455         122,467
       Revenue received, processed and allocated by MOR
         -- long distance passenger transportation                                     401,936         279,775
         -- cargo forwarding railway usage fees                                         50,450          54,500
       Interest income received/receivable from

         MOR Deposit-taking Centre                                                       1,739           3,493

II     CHARGES AND PAYMENTS
       Services charges allocated
         from MOR for train
         transportation and related
         services offered
         by other railway companies controlled by MOR                                  241,933         124,350
       Operating lease rentals paid/payable to MOR                                      18,692          25,941
       Lease of locomotives and related services
         provided from Yangcheng                                                        12,205          24,255
       Social services (employee housing, health
         care, educational and public security
         services and other ancillary services)
         provided by the GEDC under a service agreement                                 34,887          32,141
       Purchase of materials and supplies from Guangzhou
         Railway Material Supply Company                                                29,704          37,182

NON-RECURRING TRANSACTIONS:

I      TRANSACTIONS WITH MOR AND ITS RELATED ENTITIES
       Provision of repair and maintenance services
         by subsidiaries held by the Parent Company                                      4,018           8,450
       Provision of construction
         management services by the
         Parent Company in connection with
         the construction of fixed assets of the Company                                 6,000              --
        Provision of supplies and materials by subsidiaries
         of Parent Company                                                              29,704          27,808

       Loans from MOR (a)                                                              200,000              --

II     TRANSACTIONS WITH OTHER STATE-OWNED COMPANIES
       Provision of construction and related services                                1,159,925         255,705
       Provision of repair and maintenance services                                     29,796          53,347
       Provision of supplies and materials                                               6,175           2,940


          (a) The loan is interest-bearing at 5.265% per annum, unsecured and repayable within one year. The interest expenses paid for the six months ended 30th June, 2006 were approximately RMB564,000.

                                            GUANGSHEN RAILWAY COMPANY LIMITED 28


          (b) Directors' and supervisors' compensation amounted to RMB1,063,000 as at 30th June, 2006 (2005: RMB1,068,000). The details were as below:


                                                                                      FOR THE SIX MONTHS ENDED
                                                                                              30TH JUNE,

                                                                                          2006            2005
                                                                                       RMB'000         RMB'000
--------------------------------------------------------------------------------------------------------------
Fees                                                                                       300             237
Wages and salaries                                                                          78              88
Bonus                                                                                      676             732
Employer's contribution to pension scheme                                                    9              11
                                                                                         -----           -----

                                                                                         1,063           1,068
                                                                                         -----           -----


16.  BANKING FACILITIES

     As at 30th June, 2006, the Group had unutilized banking facilities of approximately RMB8,630,000,000 granted from certain banks which are designated for the construction of the Fourth Rail-Line mentioned in Note 14(b).